UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

WATFORD HOLDINGS LTD.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G94787101
(CUSIP Number)

WP Windstar Investments Ltd
c/o Warburg Pincus LLC
450 Lexington Avenue
New York, NY 10017
(212) 878-0600

Copy to:
Mark F. Veblen
 Wachtell, Lipton, Rosen & Katz
 51 West 52nd Street
 New York, NY 10019
 (212) 403-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  □

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. G94787101

1.	Names of Reporting Persons WP Windstar Investments Ltd (“WP Windstar”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	□

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 230,400 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 230,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 230,400 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13.	Percent of Class Represented by Amount in Row (11) 1.16% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) Consists of 230,400 common shares of Watford Holdings Ltd. (the “Issuer”) directly held by WP Windstar.  The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2020.

1 of 30 pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus (Callisto) Global Growth (Cayman), L.P. (“WP Callisto”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	□

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 38,453 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 38,453 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 38,453 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13.	Percent of Class Represented by Amount in Row (11) 0.19% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020.
2 of 30 pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus (Europa) Global Growth (Cayman), L.P. (“WP Europa”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	□

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 37,256 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 37,256 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,256 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13.	Percent of Class Represented by Amount in Row (11) 0.19% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020.
3 of 30 pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus Global Growth-B (Cayman), L.P. (“WP Global Growth-B”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	□

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,989 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,989 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,989 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13.	Percent of Class Represented by Amount in Row (11) 0.14% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020.
4 of 30 pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus Global Growth-E (Cayman), L.P. (“WP Global Growth-E”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	□

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,040 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 23,040 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,040 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13.	Percent of Class Represented by Amount in Row (11) 0.12% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020.
5 of 30 pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus Global Growth Partners (Cayman), L.P. (“Warburg Pincus Global Growth Partners”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	□

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 9,204 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 9,204 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,204 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13.	Percent of Class Represented by Amount in Row (11) 0.05% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020.
6 of 30 pages

CUSIP No. G94787101

1.	Names of Reporting Persons WP Global Growth Partners (Cayman), L.P. (“WP Global Growth Partners”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	□

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,298 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,298 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,298 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13.	Percent of Class Represented by Amount in Row (11) 0.02% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020.
7 of 30 pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus Financial Sector (Cayman), L.P. (“WP Financial Sector LP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	□

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 82,186 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 82,186 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,186 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13.	Percent of Class Represented by Amount in Row (11) 0.41% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020.
8 of 30 pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus Financial Sector-D (Cayman), L.P. (“WP Financial Sector-D”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	□

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,396 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,396 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,396 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13.	Percent of Class Represented by Amount in Row (11) 0.01% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020.

9 of 30 pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus Financial Sector Partners (Cayman), L.P. (“WP Financial Sector Partners”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	□

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,578 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,578 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,578 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13.	Percent of Class Represented by Amount in Row (11) 0.04% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020.

10 of 30 pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus (Cayman) Global Growth GP, L.P. (“WPGG Cayman GP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	□

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 138,240 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 138,240 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 138,240 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13.	Percent of Class Represented by Amount in Row (11) 0.70% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020.

11 of 30 pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus (Cayman) Global Growth GP LLC (“WPGG Cayman GP LLC”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	□

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 138,240 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 138,240 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 138,240 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13.	Percent of Class Represented by Amount in Row (11) 0.70% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020.
12 of 30 pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus (Cayman) Financial Sector GP, L.P. (“WPFS Cayman GP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	□

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 92,160 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 92,160 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,160 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13.	Percent of Class Represented by Amount in Row (11) 0.46% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020.
13 of 30 pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus (Cayman) Financial Sector GP LLC (“WPFS Cayman GP LLC”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	□

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 92,160 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 92,160 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,160 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13.	Percent of Class Represented by Amount in Row (11) 0.46% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020.
14 of 30 pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus Partners II (Cayman), L.P. (“WPP II Cayman”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	□

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 230,400 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 230,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 230,400 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13.	Percent of Class Represented by Amount in Row (11) 1.16% (2)

14.	Type of Reporting Person (See Instructions) PN

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020.
15 of 30 pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus (Bermuda) Private Equity GP Ltd. (“WP Bermuda GP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	□

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 230,400 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 230,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 230,400 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13.	Percent of Class Represented by Amount in Row (11) 1.16% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020.

16 of 30 pages

CUSIP No. G94787101

1.	Names of Reporting Persons Warburg Pincus LLC (“WP LLC”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	□

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 230,400 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 230,400 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 230,400 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □

13.	Percent of Class Represented by Amount in Row (11) 1.16% (2)

14.	Type of Reporting Person (See Instructions) OO

(1) The information set forth in Items 2, 3, 4, 5 and 6 is incorporated herein by reference.
(2) Based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020.
17 of 30 pages

Information in respect of each Warburg Pincus Reporting Person (as defined below) is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common shares, par value $0.01 per share (the “common shares”), of Watford Holdings Ltd., a Bermuda company limited by shares (the “Issuer”).

The address of the principal executive offices of the Issuer is Waterloo House, 1st Floor, 100 Pitts Bay Road, Pembroke HM 08, Bermuda.

Item 2.  Identity and Background.

(a)-(c)	This Statement is being jointly filed by the following persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

1.	WP Windstar Investments Ltd, a Cayman Islands exempted company with limited liability (“WP Windstar”), directly holds 230,400 common shares.
2.	Warburg Pincus (Callisto) Global Growth (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP Callisto”), holds approximately 16.7% of the equity interest of WP Windstar.
3.	Warburg Pincus (Europa) Global Growth (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP Europa”), holds approximately 16.2% of the equity interest of WP Windstar.
4.	Warburg Pincus Global Growth-B (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP Global Growth-B”), holds approximately 11.7% of the equity interest of WP Windstar.
5.	Warburg Pincus Global Growth-E (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP Global Growth-E”), holds approximately 10.0% of the equity interest of WP Windstar.
6.
Warburg Pincus Global Growth Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“Warburg Pincus Global Growth Partners”), holds approximately 4.0% of the equity interest of WP Windstar.

7.
WP Global Growth Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP Global Growth Partners”, and together with WP Callisto, WP Europa, WP Global Growth-B, WP Global Growth-E and Warburg Pincus Global Growth Partners, the “WP Global Growth Funds”), holds approximately 1.4% of the equity interest of WP Windstar.

8.	Warburg Pincus Financial Sector (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP Financial Sector LP”), holds approximately 35.7% of the equity interest of WP Windstar.
9.	Warburg Pincus Financial Sector-D (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP Financial Sector-D”), holds approximately 1.0% of the equity interest of WP Windstar.
10.
Warburg Pincus Financial Sector Partners (Cayman), L.P., a Cayman Islands exempted limited partnership (“WP Financial Sector Partners”, and together with WP Financial Sector LP and WP Financial Sector-D, the “WP Financial Sector Funds”), holds approximately 4.0% of the equity interest of WP Windstar.

11.	Warburg Pincus (Cayman) Global Growth GP, L.P., a Cayman Islands exempted limited partnership (“WPGG Cayman GP”), is the general partner of each of the WP Global Growth Funds.
12.	Warburg Pincus (Cayman) Global Growth GP LLC, a Delaware limited liability company (“WPGG Cayman GP LLC”), is the general partner of WPGG Cayman GP.
13.	Warburg Pincus (Cayman) Financial Sector GP, L.P., a Cayman Islands exempted limited partnership (“WPFS Cayman GP”), is the general partner of each of the WP Financial Sector Funds.

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14.	Warburg Pincus (Cayman) Financial Sector GP LLC, a Delaware limited liability company (“WPFS Cayman GP LLC”), is the general partner of WPFS Cayman GP.
15.	Warburg Pincus Partners II (Cayman), L.P., a Cayman Islands exempted limited partnership (“WPP II Cayman”), is the managing member of WPGG Cayman GP LLC and WPFS Cayman GP LLC.
16.	Warburg Pincus (Bermuda) Private Equity GP Ltd., a Bermuda exempted company (“WP Bermuda GP”), is the general partner of WPP II Cayman.
17.	Warburg Pincus LLC, a New York limited liability company (“WP LLC”), is the manager of the WP Global Growth Funds and WP Financial Sector Funds.

 Parties listed above are collectively referred to as the “Warburg Pincus Reporting Persons”.  The Warburg Pincus Reporting Persons have entered into an agreement relating to the joint filing of this Statement (the “Joint Filing Agreement”) in accordance with the provisions of Rule 13d-1(k)(1) of the Exchange Act, a copy of which is attached as Exhibit 99.1 hereto.

The address of the principal business and principal office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017.  Additional information relating to the Warburg Pincus Reporting Persons is included in Schedule A hereto.

(d) During the last five years, none of the Warburg Pincus Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, to the knowledge of the Warburg Pincus Reporting Persons, have any of the persons named on Schedule A.

(e) During the last five years, none of the Warburg Pincus Reporting Persons, nor, to the knowledge of the Warburg Pincus Reporting Persons, any of the persons listed on Schedule A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Except as otherwise indicated on Schedule A, each of the individuals referred to on Schedule A is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement and Plan of Merger, dated as of October 9, 2020 (as amended by Amendment No. 1, dated as of November 2, 2020, the “Merger Agreement”), by and among Arch Capital Group Ltd., a Bermuda company limited by shares (“Arch”), the Issuer and Greysbridge Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Arch, Arch agreed to acquire all of the common shares of the Issuer not already owned by Arch Reinsurance Ltd., a Bermuda company limited by shares and a direct wholly owned subsidiary of Arch (“Arch Re Bermuda”), at a cash purchase price of $35.00 per common share. In connection with the transactions contemplated by the Merger Agreement, the Issuer, Arch Re Bermuda and Gulf Reinsurance Limited (“Gulf Re”) entered into a Voting and Support Agreement, dated as of October 9, 2020, pursuant to which, among other things, each of Arch Re Bermuda and Gulf Re agreed to vote the common shares held by it in favor of the merger. On November 2, 2020, pursuant to an assignment and assumption agreement between Arch and Greysbridge Holdings Ltd., a Bermuda exempted company limited by shares and a wholly owned subsidiary of Arch (“Holdco”), Arch assigned its rights under the Merger Agreement to Holdco.
On February 16, 2021, (i) Arch Re Bermuda sold 230,400 common shares to WP Windstar pursuant to a purchase agreement (the “WP Windstar Purchase Agreement”) between WP Windstar and Arch Re Bermuda and (ii) Arch Re Bermuda sold 230,400 common shares in the aggregate to Kelso Investment Associates X, L.P. (“KIA”), KEP X, LLC and KSN Fund X, L.P. (together, the “Kelso Funds”) pursuant to a purchase agreement among the Kelso Funds and Arch Re Bermuda. The foregoing sales are referred to herein as the “Co-Investor Transfers”. Pursuant to the WP Windstar Purchase Agreement, on February 16, 2021, WP Windstar purchased 230,400 common shares from Arch Re Bermuda in a private sale at a price per share equal to $34.66 (which was the closing price of the common shares of the Issuer on February 12, 2021, on the Nasdaq Global Select Market), for an aggregate purchase price equal to $7,985,664.  The funds for WP Windstar’s purchase of the common shares were obtained from borrowing under a secured revolving credit facility with a maximum availability of $3.0 billion and cash on the balance sheet prior to funding.

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In connection with the Co-Investor Transfers, (i) WP Windstar entered into a voting and support agreement, dated as of February 16, 2021 (the “WP Windstar Voting and Support Agreement”), with the Issuer, pursuant to which, among other things, WP Windstar agreed to vote the common shares held by it in favor of the merger, and (ii) the Kelso Funds entered into a voting and support agreement, dated as of February 16, 2021, with the Issuer, pursuant to which, among other things, each of the Kelso Funds agreed to vote the common shares held by it in favor of the merger.

To enable Holdco to fund payment of the cash merger consideration, Holdco obtained equity commitments as follows: (i) pursuant to an equity commitment letter, dated as of February 16, 2021 (the “WP Windstar Equity Commitment Letter”), among Holdco, the WP Global Growth Funds, the WP Financial Sector Funds and WP Windstar, the WP Global Growth Funds and the WP Financial Sector Funds committed to make an aggregate cash contribution of up to $201,936,000 and WP Windstar committed to contribute to Holdco the 230,400 common shares of the Issuer owned by WP Windstar, (ii) pursuant to an equity commitment letter, dated as of February 16, 2021, among Holdco and the Kelso Funds, the Kelso Funds have committed to make an aggregate cash contribution of up to $201,936,000 and to contribute to Holdco the 230,400 common shares of the Issuer owned by the Kelso Funds, and (iii) pursuant to an equity commitment letter, dated as of February 16, 2021, between Holdco and Arch Re Bermuda, Arch Re Bermuda committed to make a cash contribution of up to $208,628,000 and to contribute to Holdco the 2,039,200 common shares of the Issuer owned by Arch Re Bermuda (collectively, the “Equity Financing”). The source of funds for the cash commitments of the WP Global Growth Funds and the WP Financial Sector Funds is expected to be capital contributions, including from their respective limited partners, and approximately $100 million of borrowing under a secured revolving credit facility with a maximum availability of $3.0 billion. Upon consummation of the Equity Financing, Arch Re Bermuda will own 40% of Holdco, the Kelso Funds will own 30% of Holdco, and funds managed by WP LLC will own 30% of Holdco. Upon consummation of the merger pursuant to the Merger Agreement, Holdco will be the sole shareholder of the Issuer.
In connection with the foregoing, (i) Holdco, Arch Re Bermuda, KIA and WP Windstar entered into an amended and restated interim investors agreement, dated as of February 16, 2021 (the “Interim Investors Agreement”), pursuant to which such parties have agreed, in relevant part, to vote all shares of any voting securities of the Issuer owned by them in favor of the merger, not to transfer any equity interests of the Issuer that each party holds directly or indirectly without the other parties’ consent and to share certain expenses incurred in connection with the merger, and (ii) Arch, Kelso and WP LLC have entered into a participant agreement, dated as of September 3, 2020 (the “Participant Agreement”), pursuant to which such parties have agreed to share certain expenses incurred in connection with the merger.

The foregoing descriptions of each of the WP Windstar Purchase Agreement, the WP Windstar Voting and Support Agreement, the WP Windstar Equity Commitment Letter, the Interim Investors Agreement and the Participant Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is attached as an exhibit to this Statement and is incorporated herein by reference.

Item 4.  Purpose of Transaction.
The information set forth in Items 3 and 6 of this Statement are hereby incorporated by reference into this Item 4.
The purpose of the merger is to enable Holdco to acquire all of the common shares of the Issuer so that Holdco can operate the Issuer as a privately held company while retaining access to the Issuer’s underwriting platform and its licenses in Bermuda, the United States and Europe. The purpose of the Co-Investor Transfers is to enable the common shares transferred to be voted by the transferees in favor of the merger. In addition, in connection with the merger:
-Dividend rate or policy, or indebtedness or capitalization. After the merger, the Issuer’s dividend policy with respect to its common shares will be determined by the board of the surviving company and the surviving company’s sole shareholder which will be Holdco. Holders of the Issuer’s preference shares will be entitled to the same dividend and other relative rights, preferences, limitations and restrictions after the merger as are applied to the preference shares prior to the merger.

-Board of directors; management. At the effective time of the merger, the director(s) of Greysbridge Ltd. immediately prior to the effective time will become the initial director(s) of the surviving company.

-Delisting and deregistration of the Issuer’s equity securities. After the merger, the Warburg Pincus Reporting Persons expect that the Issuer’s common shares will be delisted from the Nasdaq Global Select Market, and the registration of the common shares under the Exchange Act will be terminated pursuant to Section 12(g)(4) of the Exchange Act. The Issuer’s preference shares will remain outstanding and, so long as the preference shares remain outstanding, the Issuer will remain obligated to file reports under the Exchange Act. If the Issuer’s outstanding preference shares are redeemed, the Reporting Persons expect that the Issuer’s preference shares thereafter would be delisted from the Nasdaq Global Select Market, and registration of the preference shares under the Exchange Act would be terminated pursuant to Section 12(g)(4) of the Exchange Act.

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Additional Disclosure

Except as set forth herein, none of the Warburg Pincus Reporting Persons nor, to the best of their knowledge, any person listed in Schedule A, has any plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D with respect to the Issuer.

The Warburg Pincus Reporting Persons reserve the right to formulate other plans or make proposals which relate to or would result in a transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D with respect to the Issuer, and take action in connection therewith, including a disposition of all or a portion of their investment in the Issuer.  The Warburg Pincus Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing with respect to the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a) and (b) Calculations of the percentage of the common shares beneficially owned are based on a total of 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020.

The aggregate number and percentage of the common shares beneficially owned by each Warburg Pincus Reporting Person and, for each Warburg Pincus Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Statement and are incorporated herein by reference.

As of the date hereof, WP Windstar directly holds 230,400 common shares.

WP Windstar is controlled by the WP Global Growth Funds and the WP Financial Sector Funds; WPGG Cayman GP is the general partner of each of the WP Global Growth Funds; WPGG Cayman GP LLC is the general partner of WPGG Cayman GP; WPFS Cayman GP is the general partner of each of the WP Financial Sector Funds; WPFS Cayman GP LLC is the general partner of WPFS Cayman GP; WPP II Cayman is the managing member of WPGG Cayman GP LLC and WPFS Cayman GP LLC; WP Bermuda GP is the general partner of WPP II Cayman; and WP LLC is the manager of the WP Global Growth Funds and the WP Financial Sector Funds. Investment and voting decisions with respect to the common shares held by the Warburg Pincus Reporting Persons are made by a committee comprised of three or more individuals and all members of such committee disclaim beneficial ownership of the common shares held by the Warburg Pincus Reporting Persons.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person is the beneficial owner of the common shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose and each of the Warburg Pincus Reporting Persons expressly disclaims beneficial ownership of such common shares.

Except as set forth in this Statement, to the best knowledge of the Warburg Pincus Reporting Persons, none of the individuals listed on Schedule A attached hereto beneficially owns any common shares.

In addition, by virtue of the agreements discussed in Item 3 of this Statement, the Warburg Pincus Reporting Persons, the Kelso Funds and Arch may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act.  In the aggregate, such group would beneficially own 2,500,000 common shares, representing 12.57% of the outstanding common shares (based on 19,886,979 common shares issued and outstanding as of November 10, 2020, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2020, as filed with the SEC on November 10, 2020).

The following table sets forth the beneficial ownership of common shares of the Issuer as of the date hereof by persons that may, together with the Warburg Pincus Reporting Persons, be deemed to comprise a group for purposes of Rule 13d-3 under the Exchange Act.  Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of all of the securities of the Issuer owned of record, or deemed beneficially owned by such persons, and inclusion of these securities in this Statement shall not be deemed an admission of beneficial ownership of all such securities for any purpose.

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Name of beneficial owner	Number of common shares	Percentage of outstanding common shares
Kelso GP X, L.P. (1)	207,941	1.1%
Kelso GP X, LLC (1)	207,941	1.1%
Kelso Investment Associates X, L.P.	204,153	1.0%
KEP X, LLC	22,459	*
KSN Fund X, L.P.	3,788	*
Arch Capital Group Ltd. (2)	2,039,200	10.3%
Arch Reinsurance Ltd.	2,039,200	10.3%
Gulf Reinsurance Limited (2)	0	-
Greysbridge Holdings Ltd. (2)	0	-
Greysbridge Ltd. (2)	0	-
*Denotes beneficial ownership of less than 1%.

(1) Kelso GP X, L.P. (“Kelso LP”) and Kelso GP X, LLC (“Kelso GP”) may be deemed to have beneficial ownership of the common shares held by Kelso Investment Associates X, L.P. (“KIA”) and KSN Fund X, L.P. (“KSN”) because Kelso LP is the general partner of each of KIA and KSN, and Kelso GP is the general partner of Kelso LP. Each of Kelso LP and Kelso GP disclaims beneficial ownership of all of the securities owned of record, or deemed beneficially owned by KIA or KSN, and inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for any purpose.
(2) Arch Capital Group Ltd., a Bermuda exempted company with limited liability (“Arch”), may be deemed to have beneficial ownership of the common shares held by Arch Reinsurance Ltd. (“Arch Re Bermuda”) because Arch is the parent company of Arch Re Bermuda. Each of Gulf Reinsurance Limited, a Dubai company (“Gulf Re”), Greysbridge Holdings Ltd., a Bermuda exempted company with limited liability (“Greysbridge Holdings”), and Greysbridge Ltd., a Bermuda exempted company with limited liability (“Greysbridge”), is a wholly owned subsidiary of Arch and may, together with Arch and Arch Re Bermuda, be deemed to comprise a group for purposes of Rule 13d-3 under the Exchange Act. Each of Gulf Re, Greysbridge Holdings and Greysbridge disclaims beneficial ownership of all of the securities of the Issuer owned of record, or deemed beneficially owned by Arch and Arch Re Bermuda, and inclusion of Gulf Re, Greysbridge Holdings and Greysbridge in this report shall not be deemed an admission of beneficial ownership by Gulf Re, Greysbridge Holdings and Greysbridge of any of the reported securities for any purpose.

(c) On February 16, 2021, WP Windstar purchased 230,400 common shares from Arch Re Bermuda in a private sale at a price per share equal to $34.66 (which was the closing price of the common shares of the Issuer on February 12, 2021, on the Nasdaq Global Select Market), for an aggregate purchase price equal to $7,985,664.

Except as set forth in this Statement, none of the Warburg Pincus Reporting Persons or, to the best knowledge of the Warburg Pincus Reporting Persons, any of the other persons set forth on Schedule A attached hereto, has effected any transaction in the common shares in the past 60 days.

(d) To the best knowledge of the Warburg Pincus Reporting Persons, no one other than the Warburg Pincus Reporting Persons, or the partners, members or affiliates of the Warburg Pincus Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common shares reported herein as beneficially owned by the Warburg Pincus Reporting Persons.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Joint Filing Agreement under Item 2 of this Statement and the information contained in Items 3, 4 and 5 of this Statement are incorporated herein by reference.

Except as described in Items 2, 3, 4 and 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Warburg Pincus Reporting Persons and between such person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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Item 7.  Material to Be Filed as Exhibits.

The following documents are filed or incorporated by reference as exhibits to this Statement:

Exhibit Number	Description of Exhibit
99.1	Joint Filing Agreement, dated as of February 26, 2021.
99.2	Voting and Support Agreement, dated as of February 16, 2021, by and between Watford Holdings Ltd. and WP Windstar Investments Ltd.
99.3	Amended and Restated Interim Investors Agreement, dated as of February 16, 2021, by and among Arch Reinsurance Ltd., Kelso Investment Associates X, L.P., and WP Windstar Investments Ltd.
99.4	Equity Commitment Letter, dated as of February 16, 2021, by and between the WP Global Growth Funds, the WP Financial Sector Funds and WP Windstar Investments Ltd, and Greysbridge Holdings Ltd.
99.5	Purchase Agreement, dated as of February 16, 2021, by and between Arch Reinsurance Ltd. and WP Windstar Investments Ltd.
99.6	Participant Agreement, dated as of September 3, 2020, by and among Kelso & Company, Warburg Pincus LLC and Arch Capital Group Ltd.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:	February 26, 2021

WP WINDSTAR INVESTMENTS LTD

By:	/s/ David Sreter
Name:	David Sreter
Title:	Director

WARBURG PINCUS (CALLISTO) GLOBAL GROWTH (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory

WARBURG PINCUS (EUROPA) GLOBAL GROWTH (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory

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WARBURG PINCUS GLOBAL GROWTH-B (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory

WARBURG PINCUS GLOBAL GROWTH-E (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory

WARBURG PINCUS GLOBAL GROWTH PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory

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WP GLOBAL GROWTH PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory

WARBURG PINCUS FINANCIAL SECTOR (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Financial Sector GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Financial Sector GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory

WARBURG PINCUS FINANCIAL SECTOR-D (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Financial Sector GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Financial Sector GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory

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WARBURG PINCUS FINANCIAL SECTOR PARTNERS (CAYMAN), L.P.

By:	Warburg Pincus (Cayman) Financial Sector GP, L.P., its general partner

By:	Warburg Pincus (Cayman) Financial Sector GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory

WARBURG PINCUS (CAYMAN) GLOBAL GROWTH GP, L.P.

By:	Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory

WARBURG PINCUS (CAYMAN) GLOBAL GROWTH GP LLC

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory

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WARBURG PINCUS (CAYMAN) FINANCIAL SECTOR GP, L.P.

By:	Warburg Pincus (Cayman) Financial Sector GP LLC, its general partner

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory

WARBURG PINCUS (CAYMAN) FINANCIAL SECTOR GP LLC

By:	Warburg Pincus Partners II (Cayman), L.P., its managing member

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory

WARBURG PINCUS PARTNERS II (CAYMAN), L.P.

By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory

WARBURG PINCUS (BERMUDA) PRIVATE EQUITY GP LTD.

By:	/s/ David Sreter
Name:	David Sreter
Title:	Authorised Signatory

WARBURG PINCUS LLC

By:	/s/ David Sreter
Name:	David Sreter
Title:	Managing Director

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SCHEDULE A

Set forth below is the name, position and present principal occupation of the members of WP LLC (including its subsidiaries).  Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York  10017, and each of such persons is a citizen of the United States.
MEMBERS OF WP LLC
NAME	PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Saurabh Agarwal (1)	Member and Managing Director of WP LLC
Jonas Agesand (2)	Member and Managing Director of WP LLC
Gregory C. Baecher	Member and Managing Director of WP LLC
Roy Ben-Dor	Member and Managing Director of WP LLC
Damon Beyer	Member and Managing Director of WP LLC
Anthony Robert Buonanno	Member and Managing Director of WP LLC
Thomas Carella	Member and Managing Director of WP LLC
Brian Chang	Member and Managing Director of WP LLC
Ruoxi Chen	Member and Managing Director of WP LLC
Julian Cheng (5)	Member and Managing Director of WP LLC
Mark M. Colodny	Member and Managing Director of WP LLC
Cary J. Davis	Member and Managing Director of WP LLC
Peter Deming	Member and Managing Director of WP LLC
Yi Ding (4)	Member and Managing Director of WP LLC
Yilong Du (5)	Member and Managing Director of WP LLC
Min Fang (4)	Member and Managing Director of WP LLC
Adrienne Filipov	Member and Managing Director of WP LLC
Max Fowinkel (3)	Member and Managing Director of WP LLC
Eric Friedman	Member and Managing Director of WP LLC
Timothy F. Geithner	Member, Managing Director and President of WP LLC
Stephanie Geveda	Member and Managing Director of WP LLC
Steven G. Glenn	Member and Managing Director of WP LLC
Jeffrey G. Goldfaden	Member and Managing Director of WP LLC
David Habachy	Member and Managing Director of WP LLC
William Blake Holden	Member and Managing Director of WP LLC
Edward Y. Huang	Member and Managing Director of WP LLC
Faisal Jamil (6)	Member and Managing Director of WP LLC
Peter R. Kagan	Member and Managing Director of WP LLC
Charles R. Kaye	Managing Member and Chief Executive Officer of WP LLC
Deborah Kerr	Member and Managing Director of WP LLC
Robert B. Knauss	Member and Managing Director of WP LLC
Amr Kronfol	Member and Managing Director of WP LLC
Rajveer Kushwaha	Member and Managing Director of WP LLC
Vishal Mahadevia	Member of WP LLC and Managing Director of Warburg Pincus India Private Limited
Harsha Marti	Member and Managing Director of WP LLC
Michael Martin	Member and Managing Director of WP LLC
Vishnu Menon	Member and Managing Director of WP LLC
Piero Minardi (7)	Member and Managing Director of WP LLC
Henrique Muramoto (8)	Member and Managing Director of WP LLC
James Neary	Member and Managing Director of WP LLC
Hoi Ying Ng (5)	Member and Managing Director of WP LLC
René Obermann (3)	Member and Managing Director of WP LLC
James O'Gara	Member and Managing Director of WP LLC
Narendra Ostawal (1)	Member of WP LLC and Managing Director of Warburg Pincus India Private Limited
Andrew Park	Member and Managing Director of WP LLC

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Jeffrey Perlman	Member and Managing Director of WP LLC
Flavio Porciani (3)	Member and Managing Director of WP LLC
Chandler Reedy	Member and Managing Director of WP LLC
David Reis (3)	Member and Managing Director of WP LLC
John Rowan	Member and Managing Director of WP LLC
Justin L. Sadrian	Member and Managing Director of WP LLC
Anish Saraf (1)	Member of WP LLC and Managing Director of Warburg Pincus India Private Limited
Adarsh Sarma	Member and Managing Director of WP LLC
Viraj Sawhney (1)	Member of WP LLC and Managing Director of Warburg Pincus India Private Limited
John W. Shearburn	Member and Managing Director of WP LLC
Leo Long Shi (4)	Member and Managing Director of WP LLC
Ashutosh Somani	Member and Managing Director of WP LLC
David Sreter	Member and Managing Director of WP LLC
Jeffrey Stein	Member and Managing Director of WP LLC
Alexander Stratoudakis	Member and Managing Director of WP LLC
Shari Tepper	Member and Managing Director of WP LLC
Michael Thompson (6)	Member and Managing Director of WP LLC
Christopher H. Turner	Member and Managing Director of WP LLC
Zhen Wei (5)	Member and Managing Director of WP LLC
James W. Wilson	Member and Managing Director of WP LLC
Bo Xu (4)	Member and Managing Director of WP LLC
Daniel Zamlong	Member and Managing Director of WP LLC
Lei Zhang (4)	Member and Managing Director of WP LLC
Qiqi Zhang (4)	Member and Managing Director of WP LLC
Langlang Zhou (4)	Member and Managing Director of WP LLC
Lilian Zhu (4)	Member and Managing Director of WP LLC
Daniel Zilberman	Member and Managing Director of WP LLC

(1)	Citizen of India
(2)	Citizen of Sweden
(3)	Citizen of Germany
(4)	Citizen of China
(5)	Citizen of Hong Kong
(6)	Citizen of United Kingdom
(7)	Citizen of Italy
(8)	Citizen of Brazil

As of February 25, 2021

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